December 3, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chen, Li-Hsing, President and Chairman Lin, Mu-Chen, Chief Financial Officer Yu, Chien-Yang, Vice President and Director Chen, Kuan-Yu, Secretary and Director

Re:	San Lotus Holding Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed April 7, 2014 File No. 333-176694

Ladies and Gentlemen:

We are submitting this letter on behalf of San Lotus Holding Inc. (the "Company" in response to comments from the staff (the "Staff" of the Securities and Exchange Commission (the "Commission" received by electronic mail dated November 24, 2014 relating to the Company's Annual Report on Form 10-K filed with the Commission on April 7, 2014. The numbered paragraphs below correspond to the numbered comments in the Staff's letter and the Staff's comments are presented in bold italics.

Form 10-K for Fiscal Year Ended December 31, 2013

Financial Statements

1.       We note that in each of your  land purchases, you issued notes payable to the sellers and then immediately converted the notes to shares of common stock. Therefore, it appears the substance of the transactions was the issuance of common stock for land. Please tell us why the consideration was structured as notes payable in the purchase agreements if the intent was to settle the transactions for stock.

Each of the Company's land purchases was conducted by Green Forest Management Consulting Inc., the Company's subsidiary in Taiwan (the "Green Forest"). As Green Forest's business judgment, structuring the consideration as notes payable is the feasible way to acquire the land while its cash deposit is limited. And, to settle the transactions by issuing the Company's stocks is no more than agreements entered among the Company; Green Forest; and the holders of promissory notes.

2.       We note your responses to our prior comments one through four. You state that prepaid assets consist of land purchases for which title to the land has yet to be transferred to you. You also state that you expect titles to be transferred to you upon proper registration at the corresponding land office in Taiwan within a reasonable time frame. Please tell us whether titles have been transferred to you and, if not, when you expect this to occur.

Currently, the titles have not been transferred to the Company, and the Company expects that the titles will be transferred within 2014 or 2015 upon proper registration at the corresponding land office in Taiwan.

3.       With regard to the classification of land purchases within the balance sheet, a company should reflect purchased land in its financial statements when the significant benefits and risks of ownership rest with the company. Please tell us whether the significant benefits and risks of ownership were transferred to you at the date of acquisition for the land purchases in 2013 and 2014 and provide us with your analysis in reaching such conclusion. If significant benefits and risks of ownership were transferred to you, it appears the purchases are, in substance, land within the non-current assets in your balance sheet. Please note the definition of current assets as those that are reasonably expected to be realized in cash, sold or consumed during the normal operating cycle of your business, which is within one year in your situation. See ASC 210-10-45-1 through 45-4 for the definition. If the characteristics of the assets do not meet that definition, please restate your balance sheets at December 31, 2013 and the subsequent quarters ending in 2014 to properly classify these assets as non-current.

After executing the land purchase agreements, the Company was deemed the owner of the purchased land. Therefore, the significant benefits and risks of ownership were transferred to the Company. In response to the Staff's comment, the Company is revising its balance sheets as of December 31, 2013 and the subsequent quarters ending in 2014 as well as their HTML and XBRL files for the purpose of filing amendments to properly classify these assets as non-current. Upon such revision is completed, the Company will file them as amendments immediately.

4.       We note that the seller in substance controlled the land directly after the transfer based upon the significant amount of shares issued in each transaction and the seller's resulting significant ownership percentages of the company. Given this, it appears the value of the land recorded at the dates of acquisition should be carried over at its historical cost to the seller (i.e., the seller's carrying value). Refer to SAB Topic 5.G. Please advise us how you considered the guidance within the literature in determining your accounting. If you have determined that your accounting treatment is an accounting error, please restate your balance sheets at December 31, 2013 and the subsequent quarters ending in 2014 to properly reflect the value of each land purchase at its historical carrying value. Prior to restating your financial statements, please tell us the historical cost to the seller for each land purchase and how such historical cost was determined.

In response to the Staff's comment, the Company clarifies that the transactions are not conducted prior to or contemporaneously with a first time public offering. Accordingly, the guidance within SAB Topic 5.G. is not applicable in determining the Company's accounting.

5.       We note that the issuance of the notes payable in connection with the purchase of land has been presented as cash inflows from financing activities on the statement of cash flows. It appears the land purchases were non-monetary transactions settled in stock. If so, please restate your cash flow statements for the fiscal year ended December 31, 2013 and the six month period ended June 30, 2014 to properly reflect these transactions as non-cash.

In response to the Staff's comment, the Company is revising its cash flow statements for the fiscal year ended December 31, 2013 and the six month period ended June 30, 2014 as well as their HTML and XBRL files for the purpose of filing amendments to properly reflect these transactions as non-cash. Upon such revision is completed, the Company will file them as amendments immediately.

Form 10-Q for Quarterly Period Ended September 30, 2014

Note 4: Related Party Transactions, page 7

6.       We note the additional purchases of land in August 2014 for $111,581,126 and $40,957,778. Please address each of the above comments as they pertain to these additional land purchases, to the extent applicable.

In addition to the responses to Comment 1 through Comment 4 as they pertain to the purchases of land in August 2014, the Company has presented these transactions as non-cash in its Form 10-Q for Quarterly Period Ended September 30, 2014 filed on October 31, 2014.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 011-886-03-4072339 ext.202, or, in his absence, Chen, Kuan-Yu at 011-886- 03-4072339,  donchen77@gmail.com.

cc: Chen, Li-Hsing, President and Chairman

Lin, Mu-Chen, Chief Financial Officer

Yu, Chien-Yang, Vice President and Director

Chen, Kuan-Yu, Secretary and Director

Sincerely,

San Lotus Holding Inc.

/s/ Chen, Li-Hsing
Chen, Li-Hsing

Email: rayc1179@gmail.com